EXHIBIT 21.1
SUBSIDIARIES OF
PHOENIX TECHNOLOGIES LTD.

Subsidiary	Country/State of Incorporation

Wholly Owned

Phoenix Acquisition Corporation	Delaware

Phoenix Technologies GmbH	Germany

Phoenix Technologies (U.K.) Limited	United Kingdom

Phoenix Technologies Kabushiki Kaisha	Japan

Phoenix Technologies (Korea) Ltd.	Korea

Phoenix Technologies Asia Pacific Ltd.	Hong Kong

Phoenix Technologies (Nanjing) Co. Ltd.	PRC

Award Software Far East Ltd.*	Hong Kong

Phoenix Technologies (Netherlands) B.V.	The Netherlands

PTL Software (India) Private Limited	India

*	To be liquidated